SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   Form 6-K

                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                          For the month of May, 2002

                                  MIH LIMITED

                (Translation of registrant's name into English)

                                Abbott Building
                                 Mount Street

                                    Tortola
                                   Road Town

                            British Virgin Islands

                   (Address of principal executive offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

           Form 20-F x                         Form 40-F
                    ---                                  ---


     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes                                  No x
                ---                                ---


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                                 EXHIBIT LIST

     Exhibit        Description

      99.1 Summary of the Stock Purchase Agreement by and among, MIH Limited, OTV Holdings Limited, Liberty Media Corporation and LDIG OTV, Inc., dated as of May 8, 2002 and filed with the JSE Stock Exchange on May 16, 2002.





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                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           MIH Limited
                                           ----------------------------
                                           (Registrant)



Date  May 16, 2002                          By /s/ Allan Rosenzweig
      ------------                             -------------------------
                                               Allan Rosenzweig
                                               Director




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